St Barbara Ltd and Allied Gold Mining Ltd (UK) to apply to de-register from U.S. SEC reporting obligations

Following completion of its acquisition of Allied Gold Mining Plc (Allied Gold) on 7 September 2012, St Barbara Limited (St Barbara) succeeded to Allied Gold’s registration under Section 12(g) and its reporting obligations under Section 15(d) of the U.S. Securities Exchange Act of 1934.

St Barbara will shortly file applications with the U.S. Securities and Exchange Commission (SEC) to terminate these U.S. registration and reporting obligations for both St Barbara and Allied Gold, and expects that such termination will become effective 90 days after the date of filing of the applications. However, as a result of filing the applications, St Barbara’s and Allied Gold’s obligation to file certain reports with the SEC will be immediately suspended.

Ross Kennedy

Executive General Manager Corporate Services

Company Secretary

26 April 2013